07028375



SIDLEY AUSTIN
LEVEL 39
TWO INT'L FINANCE CENTRE
8 FINANCE STREET
CENTRAL, HONG KONG
(852) 2509 7888
(852) 2509 3110 FAX

yan.chen@sidley.com
852 2901 3820

Our Ref: 22277-00002

November 20, 2007


SEC
RECEIVED
NOV 2 3 2007
WASH, D.C.
101
SECTION

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
United States of America

Attn: 1934 Act Filing Desk

SUPPL

Dear Sir or Madam:

We represent China Oilfield Services Limited ("COSL"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. COSL's exemption file number is 82-34696.

Enclosed please copies of two announcements made by COSL, which COSL is required to furnish to the Securities and Exchange Commission pursuant to the exemption referred hereinabove. Should you have any questions regarding this matter, please do not hesitate to contact us.

Yours sincerely,

Yan Chen

PROCESSED
DEC 0 4 2007
THOMSON
FINANCIAL

dw 11/30

HK1 497458v.3

COSL

中海油田服务股份有限公司

China Oilfield Services Limited

(Incorporated in the People's Republic of China as a joint stock limited liability company)

(Stock code: 2883)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the shareholders of China Oilfield Services Limited (the "Company") will be held at 10:00 a.m. on Monday, 31 December 2007 at Room 504, CNOOC Plaza, No. 25 Chaoyangmen North Avenure, Dongcheng District, Beijing, the People's Republic of China, for the purpose of considering and, if thought fit, passing the following resolutions as ordinary resolutions of the Company:

ORDINARY RESOLUTIONS

"THAT

(a) the master agreement (the "**Agreement**") dated 7 November 2007 entered into between the Company and China National Offshore Oil Corporation ("**CNOOC**"), a copy of which is tabled at the meeting and marked "A" and initialled by the chairman of the meeting for identification purpose, pursuant to which, the Company and its subsidiaries (the "**Group**") and CNOOC and its subsidiaries (excluding the Group, the "**CNOOC Group**")) will enter into various transactions contemplated under the Agreement (the "**Continuing Connected Transactions**"), be and is hereby approved, ratified and confirmed;

(b) the entering into of the Oilfield Services (as defined in the circular of the Company dated 15 November 2007 (the "**Circular**")) between the Group and the CNOOC Group and the cap amounts in relation to the Oilfield Services for the three financial years ending 31 December 2010 as set out in the Circular, be and are hereby approved;

(c) the entering into of the Material and Utilities Services (as defined in the Circular) between the Group and the CNOOC Group and the cap amounts in relation to the Material and Utilities Services for the three financial years ending 31 December 2010 as set out in the Circular, be and are hereby approved;

(d) the entering into of the Property Services (as defined in the Circular) between the Group and the CNOOC Group and the cap amounts in relation to the Property Services for the three financial years ending 31 December 2010 as set out in the Circular, be and are hereby approved;

(e) any one director of the Company, or any two directors of the Company if the affixation of the

common seal is necessary, be and is/are hereby authorised for and on behalf of the Company to execute all such other documents, instruments and agreements and to do all such acts or things deemed by him/her to be incidental to, ancillary to or in connection with the matters contemplated in the Agreement."

Yours faithfully
By order of the Board
China Oilfield Services Limited
Chen Weidong
Company Secretary

15 November 2007

Notes:

(1) Holders of the Company's overseas listed foreign invested shares (in the form of H Shares ("H Shares")) whose names appear on the Company's register of members maintained by Computershare Hong Kong Investor Services Limited on 30 November 2007 are entitled to attend and vote at the Extraordinary General Meeting.

(2) Shareholders who intend to attend the Extraordinary General Meeting must complete and return the written replies for attending the Extraordinary General Meeting to the Company's Hong Kong office by facsimile or post no later than 11 December 2007:

Address: 65/F., Bank of China Tower
1 Garden Road, Hong Kong
Tel: (852) 2213 2502
Fax: (852) 2525 9322

(3) Each Shareholder who has the right to attend and vote at the Extraordinary General Meeting is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf. Where a Shareholder has appointed more than one proxy to attend the Extraordinary General Meeting, such proxies may only vote on a poll or a ballot. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorized in writing. In the case that an appointer is a legal person, the power of attorney must be either under the common seal of the legal person or under the hand of its director or other person, duly authorized. If the instrument appointing a proxy is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified. The power of attorney or other documents of authorization and proxy forms must be delivered to the Company's Hong Kong office at 65/F., Bank of China Tower, 1 Garden Road, Hong Kong, no less than 24 hours before the time appointed for the holding of the Extraordinary General Meeting in order for such documents to be valid.

(4) The Company's register of members will be closed from 30 November 2007 to 30 December 2007 (both days inclusive), during which time no transfer of Shares will be registered. Transferees of H Shares who wish to attend the Extraordinary General Meeting must deliver their duly stamped instruments of transfer, accompanied by the relevant Share certificates, to Computershare Hong Kong Investor Services Limited by no later than 4:00 p.m. on 29 November 2007 for completion of the registration of the relevant transfer in accordance with the Articles of Association of the Company.

Computershare Hong Kong Investor Services Limited's address is as follows:
46/F., Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

(5) Shareholders or their proxies must present proof of their identities upon attending the Extraordinary General Meeting. Should a proxy be appointed, the proxy must also present copies of his/her proxy form, or copies of appointing instrument and power of attorney, if applicable.

(6) Shareholders or their proxies attending the Extraordinary General Meeting are responsible for their own transportation and accommodation expenses.

As at the date of this notice, the executive directors of the Company are Mr. Yuan Guangyu and Mr. Li Yong; the non-executive directors of the Company are Mr. Fu Chengyu and Mr. Wu Mengfei; and the independent non-executive directors of the Company are Mr. Andrew Y. Yan, Mr. Gordon C.K. Kwong and Mr. Simon X. Jiang.

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in **China Oilfield Services Limited**, you should at once hand this circular to the purchaser or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

COSL

中海油田服务股份有限公司

China Oilfield Services Limited

(Incorporated in the People's Republic of China as a joint stock limited liability company)

(Stock code: 2883)

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS

A notice convening an Extraordinary General Meeting to be held at 10:00 a.m., on Monday, 31 December 2007, at Room 504, CNOOC Plaza, No. 25, Chaoyangmen North Aveenue, Dongcheng District, Beijing, the People's Republic of China is set out on page 26 of this circular. A form of proxy for the Extraordinary General Meeting for use by the Shareholders is enclosed with this circular. Whether or not you are able to attend the Extraordinary General Meeting in person, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon and return the same to the office of the Company in Hong Kong at 65/F, Bank of China Tower, 1 Garden Road, Central, Hong Kong as soon as possible but in any event not less than 24 hours before the time appointed for the holding of the Extraordinary General Meeting or any adjourned meeting thereof (as the case may be). Completion and return of the form of proxy will not preclude you from attending and voting in person at the Extraordinary General Meeting or any adjourned meeting thereof (as the case may be) should you so wish.

Shareholders who intend to attend the Extraordinary General Meeting must complete and return the written replies for attending the Extraordinary General Meeting to the Company's office in Hong Kong by facsimile or post no later than 11 December 2007.

15 November 2007

CONTENTS

Page

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"Agreement"	the master agreement entered into between the Company and CNOOC on 7 November 2007
"associate"	has the same meaning as given to it under the Listing Rules
"Board"	the board of Directors
"Circular"	the circular to be despatched to the Shareholders regarding the Agreement and the relevant cap amounts in relation to the Continuing Connected Transactions
"Company"	China Oilfield Services Limited, a joint stock company incorporated in the People's Republic of China with limited liability, the A shares of which are listed on the Shanghai Stock Exchange and the H shares of which are listed on main board of the Stock Exchange
"CNOOC"	China National Offshore Oil Corporation, a state-owned enterprises incorporated under the laws of the PRC, the controlling shareholder of the Company, as well as the controlling shareholder of two companies listed in Hong Kong, namely, CNOOC Limited (HKSE: 0883.HK) and China Blue Chemical Limited (HKSE: 3983.HK), and a company listed in PRC
"CNOOC Group"	CNOOC and its subsidiaries, excluding the Group
"Continuing Connected Transactions"	the transactions contemplated under the Agreement
"Director(s)"	the director(s) of the Company
"Eastern Marine"	Eastern Marine Services Limited, a company incorporated in Hong Kong and is 51% owned by the Company
"Extraordinary General Meeting"	the extraordinary general meeting of the Company to be convened to approve the Agreement and the relevant cap amounts in relation to the Continuing Connected Transactions, or any adjournment thereof

"Platinum Securities" or "Independent Financial Adviser"	Platinum Securities Company Limited, a corporation licensed to carry out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO and the independent financial adviser appointed by the Company to advise the Independent Board Committee and the Independent Shareholders on the terms of the Continuing Connected Transactions
"Independent Board Committee"	an independent committee of the Board, comprising independent non-executive Directors, which has been appointed by the Board to advise the Independent Shareholders on the Continuing Connected Transactions
"Independent Shareholders"	the shareholders of the Company other than CNOOC and its associates
"Latest Practicable Date"	13 November 2007, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Magcobar"	China Nanhai-Magcobar Mud Corporation Limited, a Chinese-foreign equity joint venture established in the PRC and is 60% owned by the Company
"Oilfield Services"	the provision of offshore oilfield services by the Group to the CNOOC Group under the Agreement including but not limited to drilling services, well services, marine support and transportation services and geophysical services
"Material and Utilities Services"	the supply of material, labour, utilities and other ancillary services by the CNOOC Group to the Group under the Agreement
"PRC"	the People's Republic of China
"Property Services"	the leasing of certain properties in relation to the Group's operations from CNOOC under the Agreement
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Shareholders"	holders of the shares of the Company

"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"substantial shareholder"	has the same meaning ascribed to it under the Listing Rules
"%"	per cent.

COSL

中海油田服务股份有限公司
China Oilfield Services Limited

(Incorporated in the People's Republic of China as a joint stock limited liability company)
(Stock code: 2883)

Board of Directors:
Fu Chengyu *(Chairman)**
Yuan Guangyu
Li Yong
Wu Mengfei*
Andrew Y. Yan**
Gordon C.K. Kwong**
Simon X. Jiang**

* *Non-executive Director*
** *Independent non-executive Director*

Registered Office in Hong Kong:
65/F, Bank of China Tower
1 Garden Road
Hong Kong

15 November 2007

To the Shareholders

Dear Sir or Madam,

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS

INTRODUCTION

On 7 November 2007, the Company announced that it had entered into the Agreement in relation to the Continuing Connected Transactions.

The purpose of this circular is to give you, among other things, (i) further details about the Agreement and the relevant cap amounts under the Agreement in relation to the Continuing Connected Transactions; (ii) a letter from the Independent Financial Adviser containing its advice to the Independent Board Committee and the Independent Shareholders on the terms of the Agreement and the relevant cap amounts under the Agreement in relation to the Continuing Connected Transactions; (iii) the recommendation of the Independent Board Committee in respect of the terms of the Agreement and the relevant cap amounts under the Agreement in relation to the Continuing Connected Transactions; and (iv) a notice of the Extraordinary General Meeting to consider and, if thought fit, to approve the Agreement and the relevant cap amounts under the Agreement.

THE AGREEMENT

Date	:	7 November 2007
Parties	:	The Company CNOOC
Subject	:	Pursuant to the Agreement, the Group and CNOOC or other members of the CNOOC Group will enter into various transactions as detailed under the paragraph headed "Non-Exempt Continuing Connected Transactions" below.
Term	:	The Agreement has a fixed term of three financial years ending on 31 December 2010.
Price	:	The basis of determining the prices for the Continuing Connected Transactions will be in accordance with: (1) a comparable market price; or (2) by agreement between the parties based on prices no less favourable to/from third parties or reasonably agreed between the parties, if no comparable market price can be taken as a reference.
Condition	:	The Agreement is subject to approval by the Independent Shareholders.

NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS

(a) Provision by the Group of the Oilfield Services to the CNOOC Group

Pursuant to the Agreement, the Company, including its subsidiaries, will provide Oilfield Services to the CNOOC Group in relation to its offshore oil and gas exploration, development and production activities.

The Group, and its predecessors, has been providing such offshore oilfield services to the CNOOC Group since 1982, and Magcobar, a 60% owned subsidiary of the Company, has been providing drilling fluid services to the CNOOC Group since the mid-1980s. It is expected that with the commissioning of the vessels of Eastern Marine, a 51% owned subsidiary of the Company, starting from late-2008, the Group will further expand its marine support services to the CNOOC Group.

(b) Provision by the CNOOC Group of the Material and Utilities Services to the Group

In the past, the CNOOC Group provided the Group and Magcobar with various materials, utilities, labour and other ancillary services. Pursuant to the Agreement, the CNOOC Group will continue to provide the Group with such supply of materials, utilities and other ancillary services.

(c) Provision by the CNOOC Group of the Property Services to the Group

The Group has leased certain properties from the CNOOC Group located at Tanggu, Yanjiao and Zhanjiang with an aggregate gross floor area of approximately 226,000 square meters for warehousing, office, production and living quarters' uses. Pursuant to the Agreement, the CNOOC Group will continue to lease the properties to the Group and provide the Group with property administration services.

It is proposed that the cap amounts of the Continuing Connected Transactions for each of the financial years ending 31 December 2010 will not exceed the followings:

	2008 *RMB' million*	2009 *RMB' million*	2010 *RMB' million*
Oilfield Services	9,542	11,756	14,828
Material and Utilities Services	554	683	860
Property Services	75	92	116

The cap amounts are determined with reference to the historical transactional amounts between the CNOOC Group and the Group for the two years ended 31 December 2006 and the 6 months ended 30 June 2007, and the anticipated business volume of the CNOOC Group and the Group for the three financial years ending 31 December 2010. The Group anticipated a significant increase in its transactions with the CNOOC Group from 2008 owing to the increase in the offshore oil-exploration activities of the CNOOC Group and the commissioning of many of the equipment of the Group between 2008 and 2011, including the commissioning of the vessels of Eastern Marine.

On 18 October 2004, CNOOC and the Company entered into a master agreement for a fixed term of three financial years ending 31 December 2007 (the "2004 Agreement"). Details of the transactions contemplated under the 2004 Agreement were disclosed in the circular of the Company dated 21 October 2004 and the transactions under the 2004 Agreement were approved by the then independent shareholders at the extraordinary general meeting held on 29 November 2004.

As the 2004 Agreement is due to expire on 31 December 2007, it is proposed that the Agreement be entered to govern the Continuing Connected Transactions.

The historical transaction amounts between the CNOOC Group and the Group for the three financial years ended 31 December 2006 and the 6 months ended 30 June 2007 were as follows:

Type of transactions	For the year ended 31 December 2004 Amount RMB' million	For the year ended 31 December 2005 Amount RMB' million	For the year ended 31 December 2006 Amount RMB' million	For the 6 months ended 30 June 2007 Amount* RMB' million
Oilfield Services:				
Actual caps approved	4,293	4,328	6,017	8,374 (for entire year of 2007)
Actual amount	2,872	3,357	4,365	2,825
Material and Utilities Services:				
Actual caps approved	392	392	471	566 (for entire year of 2007)
Actual amount	201	222	242	84
Property Services:				
Actual caps approved	26	36	51	71 (for entire year of 2007)
Actual amount	25	30	48	21

* *unaudited figures*

REASONS FOR THE CONTINUING CONNECTED TRANSACTIONS

CNOOC is the largest offshore oil producers in the PRC. The Company, including its predecessors, has been providing Oilfield Services to CNOOC and its associates since 1982. In addition, the CNOOC Group has also since 1982 been providing Material and Utilities Services to the Group. The Company considers that it is in the interest of the Company to continuously entering into the Continuing Connected Transactions with CNOOC, as it would ensure regular sales to and a stable source of supply of materials and utilities from the largest offshore oil corporation in the PRC.

The properties leased from CNOOC are essential to the Group's operations. Thus, the Company considers that it is in the interest of the Company to continue with the Property Services, as relocating to alternative premises would be costly and could lead to interruption to the Group's operations.

GENERAL

The Company is principally engaged in the provision of offshore oilfield services. CNOOC is a substantial shareholder of, and as at the Latest Practicable Date holds approximately 57.74% in the issued share capital of, the Company. Accordingly, the entering into of the Agreement between the Company and CNOOC constitutes connected transactions of the Company under the Listing Rules.

As the aggregate annual amount of the Continuing Connected Transactions exceeds the 2.5% threshold provided in Rule 14A.34 of the Listing Rules, the Continuing Connected Transactions will be subject to the reporting, announcement and Independent Shareholders' approval requirements under Rule 14A.35 of the Listing Rules.

The Directors consider that the Continuing Connected Transactions will be entered into in the usual and ordinary course of businesses of the Group and the terms of the Continuing Connected Transactions have been negotiated and will be conducted on an arm's length basis and on normal commercial terms.

The Directors are of the view that as far as the Independent Shareholders are concerned, the terms of the Agreements are fair and reasonable and in the interests of the Group and the Independent Shareholders as a whole.

The Company will seek approval from the Independent Shareholders of the Agreement and the proposed cap amounts in relation to the Continuing Connected Transactions under the Agreement in accordance with the requirements of the Listing Rules. The voting at the Extraordinary General Meeting will be by poll where CNOOC and its associates will abstain from voting for the resolution to be proposed to approve the Agreement and the Continuing Connected Transactions.

An Independent Board Committee comprising the independent non-executive Directors has been formed to advise the Independent Shareholders on the terms of the Agreements and Platinum Securities has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders on the terms of the Agreement and the relevant cap amounts under the Agreement in relation to the Continuing Connected Transactions.

EXTRAORDINARY GENERAL MEETING

A notice convening the Extraordinary General Meeting to be held at 10:00 a.m. on Monday, 31 December 2007 at Room 504, CNOOC Plaza, No. 25 Chaoyangmen North Avenue, Dongcheng District, Beijing, the People's Republic of China is set out on page 26 of this circular.

A form of proxy for the Extraordinary General Meeting for use by the Shareholders is enclosed with this circular. Whether or not you are able to attend the Extraordinary General Meeting in person, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon and return the same to the office of the Company in Hong Kong at 65/F, Bank of China Tower, 1 Garden Road, Central, Hong Kong as soon as possible but in any event not less than 24 hours before the time appointed for the holding of the Extraordinary General Meeting or any adjourned meeting thereof (as the case may be). Completion and return of the form of proxy will not preclude you from attending and voting in person at the Extraordinary General Meeting or any adjourned meeting thereof (as the case may be) should you so wish.

Shareholders who intend to attend the Extraordinary General Meeting must complete and return the written replies for attending the Extraordinary General Meeting to the Company's office in Hong Kong by facsimile or post no later than 11 December 2007.

BOOK CLOSE PERIOD

To ascertain the shareholders who are entitled to attend and vote at the Extraordinary General Meeting, the register of members of the Company will be closed from 30 November 2007 to 30 December 2007 (both days inclusive) in accordance with the Articles of Association of the Company. During such period, no transfer of Shares will be registered.

PROCEDURES FOR DEMANDING A POLL

Pursuant to Article 76 of the Company's Articles of Association, a resolution put to the vote of a general meeting of the Shareholders shall be decided on a show of hands unless a poll is (before or after any vote by a show of hands) demanded:

(i) by the chairman of the meeting;

(ii) at least two Shareholders with voting rights or their proxies; or

(iii) one or several Shareholders (including proxies) holding totally or separately 10% or more of the shares carrying the right to vote at the meeting.

RECOMMENDATION

Your attention is drawn to the letter from the Independent Board Committee set out on page 11 of this circular which contains its recommendation to the Independent Shareholders on the Agreement and the relevant cap amounts under the Agreement in relation to the Continuing Connected Transactions. Your attention is also drawn to the letter of advice from Platinum Securities which contains, amongst other matters, its advice to the Independent Board Committee and the Independent Shareholders in relation to the Agreement and the relevant cap amounts under the Agreement in relation to the Continuing Connected Transactions and the principal factors and reasons considered by it in concluding its advice. The letter from Platinum Securities is set out on pages 12 to 21 of this circular.

Your attention is also drawn to the general information set out in the appendix of this circular.

Yours faithfully
By order of the Board
China Oilfield Services Limited
Chen Weidong
Company Secretary

COSL

中海油田服务股份有限公司
China Oilfield Services Limited

(Incorporated in the People's Republic of China as a joint stock limited liability company)
(Stock code: 2883)

15 November 2007

To the Independent Shareholders

Dear Sir or Madam,

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS

We refer to the circular of the Company to the Shareholders dated 15 November 2007 (the "**Circular**"), in which this letter forms a part. Unless the context requires otherwise, capitalized terms used in this letter will have the same meanings given to them in the section headed "Definitions" of the Circular.

We have been authorised by the Board to form the Independent Board Committee to advise the Independent Shareholders on whether the terms of the Agreement and the relevant cap amounts in under the Agreement in relation to the Continuing Connected Transactions are fair and reasonable so far as the Independent Shareholders are concerned.

We wish to draw your attention to the letter of advice from Platinum Securities Company Limited ("**Platinum Securities**"), the independent financial adviser appointed to advise the Independent Board Committee and the Independent Shareholders on the terms of the Continuing Connected Transactions as set out on pages 12 to 21 of the Circular and the letter from the Board set out on pages 4 to 10 of the Circular.

Having considered, among other matters, the factors and reasons considered by, and the opinion of Platinum Securities as stated in its letter of advice, we consider that the terms of the Agreement and the relevant cap amounts under the Agreement in relation to the Continuing Connected Transactions are fair and reasonable so far as the Independent Shareholders are concerned and accordingly recommend the Independent Shareholders to vote in favour of the ordinary resolution in relation to the Agreement and the relevant cap amounts under the Agreement in relation to the Continuing Connected Transactions to be proposed at the Extraordinary General Meeting.

Yours faithfully,
For and on behalf of
The Independent Board Committee of
China Oilfield Services Limited
Andrew Y. Yan
Gordon C.K. Kwong
Simon X. Jiang
Independent Non-executive Directors

The following is the text of the letter of advice from the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders for the purpose of incorporation into this circular.



PLATINUM Securities Company Limited

22/F Standard Chartered Bank Building
4 Des Voeux Road Central
Hong Kong
Telephone (852) 2841 7000
Facsimile (852) 2522 2700

15 November 2007

To the Independent Board Committee and
the Independent Shareholders

Dear Sir or Madam,

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS

INTRODUCTION

We refer to our engagement as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the terms and annual caps of the Continuing Connected Transactions (the "Transactions"). Details of the Transactions are contained in the letter from the Board as set out in the circular of the Company dated 15 November 2007 (the "Circular"). Terms used in this letter shall have the same meanings as defined in the Circular unless the context requires otherwise.

In our capacity as the Independent Financial Adviser, our role is to advise the Independent Board Committee and the Independent Shareholders as to whether the Transactions are on normal commercial terms, in the ordinary and usual course of business, fair and reasonable and in the interests of the Company and the Shareholders as a whole and to advise the Independent Board Committee and the Independent Shareholders on whether the Independent Shareholders should vote in favour of the Transactions at the Extraordinary General Meeting.

In formulating our opinion, we have relied on the information and facts supplied to us by the Company. We have reviewed, among other things: (i) the Agreement; and (ii) the annual report of the Group for the financial year ended 31 December 2006 (the "2006 Annual Report").

We have assumed that all information, facts, opinions and representations contained in the Circular are true, complete and accurate in all material respects and we have relied on the same. The Directors have confirmed that they take full responsibility for the contents of the Circular, and have made all reasonable inquiries that no material facts have been omitted from the information supplied to us.

We have no reason to suspect that any material facts or information have been withheld or to doubt the truth, accuracy or completeness of the information of all facts as set out in the Circular and of the information and representations provided to us by the Company. Furthermore, we have no reason to suspect the reasonableness of the opinions and representations expressed by the Company and/or the Directors which have been provided to us. In line with normal practice, we have not, however, conducted a verification process of the information supplied to us, nor have we conducted any independent in-depth investigation into the business and affairs of the Group. We consider that we have reviewed sufficient information to enable us to reach an informed view and to provide a reasonable basis for our opinion regarding the Transactions.

We are independent from, and are not associated with the Company or any other party to the Transactions, or their respective substantial shareholder(s) or connected person(s), as defined under the Listing Rules and accordingly, are considered eligible to give independent advice on the Transactions. We will receive a fee from the Company for our role as the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders in relation to the Transactions. Apart from this normal professional fee payable to us in connection with this appointment, no arrangements exist whereby we will receive any fees or benefits from the Company or any other party to the Transactions or their respective substantial shareholder(s) or connected person(s), as defined under the Listing Rules.

As stated in the letter from the Board in the Circular, the Independent Board Committee, comprising three independent non-executive Directors, namely, Mr. Andrew Y. Yan, Mr. Gordon C.K. Kwong and Mr. Simon X. Jiang, has been established for the purpose of advising the Independent Shareholders in respect of the Transactions.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In formulating our opinion in relation to the Transactions and giving our independent financial advice to the Independent Shareholders, we have considered the following principal factors:

A. The Agreement

(a) Date:

7 November 2007

(b) Parties:

(i) The Company

(ii) CNOOC

(c) Subject:

Pursuant to the Agreement, the Group and CNOOC or other members of the CNOOC Group will enter into various transactions as detailed under the paragraph headed "Non-Exempt Continuing Connected Transactions" in the letter from the Board in the Circular.

(d) Term:

The Agreement has a fixed term of three financial years ending on 31 December 2010.

(e) Price:

The basis of determining the prices for the Continuing Connected Transactions will be in accordance with:

(i) a comparable market price; or

(ii) by agreement between the parties based on prices no less favourable to/ from third parties or reasonably agreed between the parties, if no comparable market price can be taken as a reference.

(f) Condition:

The Agreement is subject to approval by the Independent Shareholders.

We have reviewed the principal terms and conditions of the Agreement. Based on the discussion with the management of the Company, we understand that the pricing of the Agreement is in line with the pricing policy of the Group which would be determined, when appropriate, based on the location, scope, amount and duration of services to be provided or procured by the Company. The Company would also take into consideration of the prevailing market conditions and, when appropriate, other factors, for example, overall customer relationship and complexity of technology. Moreover, we note that the Company has devoted reasonable human and research resources to ensure the pricing policy of the Group could be implemented.

In addition, we have confirmed with the management of the Company that the pricing terms of the Agreement are consistent with those of the master agreement entered between CNOOC and the Company as contained in the circular of the Company dated 21 October 2004 (the "2004 Agreement"). Moreover, we have reviewed the confirmations by the auditors of the Company to the Board of Directors in relation to the 2004 Agreement for the three financial years ended 31 December 2006. We note from such confirmations that the continuing connected transactions for the three financial years ended 31 December 2006 were conducted in accordance with the terms of the 2004 Agreement and entered in accordance with the pricing policy of the Group.

In light of the above, in particular the pricing of the Continuing Connected Transactions, there would be no financial disadvantage to the Group. As such, we are of the view that the terms and conditions of the Continuing Connected Transactions are on normal commercial terms, fair and reasonable and in the interest of the Company and the Shareholders as a whole.

B. Business of the Group

As stated in the 2006 Annual Report, the Company is principally engaged in the provision of offshore oilfield services including drilling services, well services, marine support and transportation services and geophysical services.

C. Non-Exempt Continuing Connected Transactions

(a) Provision by the Group of the Oilfield Services to the CNOOC Group

Pursuant to the Agreement, the Company, including its subsidiaries, will provide Oilfield Services to the CNOOC Group in relation to its offshore oil and gas exploration, development and production activities.

The Group, and its predecessors, has been providing such offshore oilfield services to the CNOOC Group since 1982, and Magcobar, a 60% owned subsidiary of the Company, has been providing drilling fluid services to the CNOOC Group since the mid-1980s. It is expected that with the commissioning of the vessels of Eastern Marine, a 51% owned subsidiary of the Company, starting from late-2008, the Group will further expand its marine support services to the CNOOC Group.

As the Oilfield Services is in line with the business of the Group, we are of the view that the provision by the Group of the Oilfield Services to the CNOOC Group is in the ordinary and usual course of business of the Group.

(b) Provision by the CNOOC Group of the Material and Utilities Services to the Group

In the past, the CNOOC Group provided the Group and Magcobar with various materials, utilities, labour and other ancillary services. Pursuant to the Agreement, the CNOOC Group will continue to provide the Group with such supply of materials, utilities and other ancillary services.

Based on the discussion with management of the Company, we note that the operations of the Group and Magcobar are dependent on the stable source of supply of materials, utilities, labour and other ancillary services provided by the CNOOC Group and is essential to the operations of the Group. As such, we are of the view that the provision by the CNOOC Group of the Material and Utilities Services to the Group is in the ordinary and usual course of business of the Group.

(c) Provision by the CNOOC Group of the Property Services to the Group

The Group has leased certain properties from the CNOOC Group located at Tanggu, Yanjiao and Zhanjiang with an aggregate gross floor area of approximately 226,000 square meters for warehousing, office, production and living quarters' uses. Pursuant to the Agreement, the CNOOC Group will continue to lease the properties to the Group and provide the Group with property administration services.

Based on the discussion with management of the Company, we note that the operations of the Group and Magcobar are dependent on the properties leased by the CNOOC Group and is essential to the operations of the Group. As such, we are of the view that the Provision by the CNOOC Group of the Property Services to the Group is in the ordinary and usual course of business of the Group.

In light of the above, we are of the view that the entering into the Agreement is in the ordinary and usual course of business of the Group.

D. Reasons for the Continuing Connected Transactions

As stated in the letter from the Board in the Circular:

(a) CNOOC is the largest offshore oil producers in the PRC. The Company, including its predecessors, has been providing Oilfield Services to CNOOC and its associates since 1982. In addition, the CNOOC Group has also since 1982 been providing Material and Utilities Services to the Group;

(b) the Company considers that it is in the interest of the Company to continuously entering into the Continuing Connected Transactions with CNOOC, as it would ensure regular sales to and a stable source of supply of materials and utilities from the largest offshore oil corporation in the PRC; and

(c) the properties leased from CNOOC are essential to the Group's operations. Thus, the Company considers that it is in the interest of the Company to continue with the Property Services, as relocating to alternative premises would be costly and could lead to interruption to the Group's operations.

In light of the above, we are of the view that the entering into the Continuing Connected Transactions is in the interest of the Company and the Shareholders as a whole.

E. Basis of the new proposed annual caps

(a) Analysis of the existing annual caps and the corresponding historical transaction amounts

On 18 October 2004, CNOOC and the Company entered into the 2004 Agreement. Details of the transactions contemplated under the 2004 Agreement were disclosed in the circular of the Company dated 21 October 2004 and the transactions under the 2004 Agreement were approved by the then independent shareholders at the extraordinary general meeting held on 29 November 2004.

As the 2004 Agreement is due to expire on 31 December 2007, it is proposed that the Agreement be entered to govern the Continuing Connected Transactions.

The historical transaction amounts and between the CNOOC Group and the Group, corresponding approved annual caps and utilization rate for the three financial years ended 31 December 2006 and the six months ended 30 June 2007 are set out in Table 1 below:

Table 1: Approved annual caps, historical transaction amounts and corresponding utilization rates of the existing transactions under the 2004 Agreement

Type of transactions	For the year ended 31 December			For the six months ended 30 June
	2004 Amount *RMB million*	2005 Amount *RMB million*	2006 Amount *RMB million*	2007 Amount *RMB million*
(a) Oilfield Services:				
Actual caps approved	4,293	4,328	6,017	8,374[Note 2]
Actual amount	2,872	3,357	4,365	2,825[Note 3]
Utilization rate[Note 1]	66.9%	77.6%	72.5%	33.7%
(b) Material and Utilities Services:				
Actual caps approved	392	392	471	566[Note 2]
Actual amount	201	222	242	84[Note 3]
Utilization rate[Note 1]	51.3%	56.6%	51.4%	14.8%
(c) Property Services:				
Actual caps approved	26	36	51	71[Note 2]
Actual amount	25	30	48	21[Note 3]
Utilization rate[Note 1]	96.2%	83.3%	94.1%	29.6%

Notes:

1. Calculated by actual amount divided by actual caps approved

2. Annual caps for the entire year of 2007

3. Unaudited figures

Source: The letter from the Board

As illustrated in Table 1 above, the average utilization rates for the Oilfield Services, the Material and Utilities Services and the Property Services for the three financial years ended 31 December 2006 are above 70%, 50% and 90% respectively.

In addition, the utilization rates for the Material and Utilities Services and the Property Services for the six months ended 30 June 2007 are approximately 14.8% and 29.6% respectively. Based on the discussion with management of the Company, we note that it is the Company's practice to procure the Material and Utilities Services and the Property Services in bulk at the year-end. As such, the actual transaction amount of those services in the first half would be lower than in the second half. Moreover, the management of the Company is confident that the utilization rates of the Material and Utilities Services and the Property Services for the financial year ending 31 December 2007 would be in line with the utilization levels in the previous years.

(b) Basis and analysis of the new proposed annual caps

The annual cap amounts of the Continuing Connected Transactions proposed by the Directors for each of the three financial years ending 31 December 2010 are set out in Table 2 below:

Table 2: New proposed annual caps of the Continuing Connected Transactions

	For the year ended 31 December		
	2008	2009	2010
	Amount *RMB million*	Amount *RMB million*	Amount *RMB million*
(a) **Oilfield Services**	9,542	11,756	14,828
(b) **Material and Utilities Services**	554	683	860
(c) **Property Services**	75	92	116

Source: The letter from the Board

As stated in the letter from the Board in the Circular, the cap amounts of the Continuing Connected Transactions were determined with reference to the historical transactional amounts between the CNOOC Group and the Group for the

two financial years ended 31 December 2006 and the six months ended 30 June 2007, and the anticipated business volume of the CNOOC Group and the Group for the three financial years ending 31 December 2010.

(i) Oilfield Services

Table 3 below shows the actual amounts and the corresponding annual growth rates of the Oilfield Services for the three financial years ended 31 December 2006.

Table 3: Actual amounts and the corresponding annual growth rates of the Oilfield Services

	For the year ended 31 December		
	2004	2005	2006
Actual amount *(RMB million)*	2,872	3,357	4,365
Annual growth rate	45%	17%	30%

Source: The letter from the Board

As illustrated in the above Table 3, we note that the annual growth rate of the Oilfield Services for the three financial years ended 31 December 2006 ranged from approximately 17% to approximately 45%, with an average of approximately 31%.

In addition, as illustrated in the above Table 2, we note that the annual growth rates of the new proposed annual caps for the Oilfield Services for the three financial years ending 31 December 2010 are approximately 14%, 23% and 26% respectively.

Based on the discussion with management of the Company, we note that the management of the Company considers it is appropriate to determine the proposed annual caps of the Oilfield Services base on the historical growth. As shown in the above Table 2, we note that the annual growth rate of the proposed caps of the Oilfield Services for the three financial years ending 31 December 2010 are in line with the corresponding historical growth rates for the past three years, as shown in the above Table 3. As such we are of the view that the proposed annual caps are fair and reasonable.

(ii) Material and Utilities Services and Property Services

Table 4 below shows the turnover and the corresponding annual growth rates of the Group for the three financial years ended 31 December 2006.

Table 4: Turnovers and the corresponding growth rates of the Group

	For the year ended 31 December		
	2004	**2005**	**2006**
Turnover *(RMB million)*	3,824	4,789	6,365
Annual growth rate	25%	25%	33%

Source: 2006 Annual Report

As illustrated in the above Table 4, we note that the annual growth rate of the Group for the three financial years ended 31 December 2006 ranged from approximately 25% to approximately 33%, with an average of approximately 28%.

As stated in the 2006 Annual Report, it is the strategy of the Company to maintain the leading position in the China offshore oilfield services market, and at the same time to strengthen the presence in the South East Asia markets, expand further into the regional markets of Mexico, Africa, the Middle East and Russia, in order to generate profits from both domestic and overseas markets. Moreover, the Company intends to further expand through acquisitions and joint ventures.

In addition, it is the strategy of the Company to continue to devote significant capital investment, improve and advance the technical capabilities of the Company's equipment. Such strategy would not only strengthen the operating capabilities of the Company, but also facilitate the preparation of expansion of overseas markets as well. The Company expects to invest RMB3.2 billion on capital expenditure in 2007 and is currently estimated to maintain the capital expenditure in 2008 and 2009 in the same level.

With reference to the above Table 1 and Table 4, we note that the composition of the actual amounts of the Material and Utilities Services and Property Services to the total turnover of the Group remained quite constant in relative percentage figures for the three financial years ended 31 December 2006. In addition, based on the discussion with the management of the Company, we understand that the Company do not have any intention to adjust such cost structure for the three financial years ending 31 December 2010. As such, the Company considers that it is appropriate to determine the proposed annual caps of the Material and Utilities Services and the Property Services with reference to the historical growth of the

turnover of the Group. Also, the future demand for the Material and Utilities Services and the Property Services would be in line with the future turnover growth of the Group.

As shown in the above Table 2, we note that the annual growth rate of the proposed annual caps of the Material and Utilities Services and the Property Services for the three financial years ending 31 December 2010 are in line with the historical turnover growth rates of the Group for the past three years, as shown in the above Table 4.

In light of the above, we are of the view that the proposed annual caps of the Material and Utilities Services and the Property Services are fair and reasonable.

RECOMMENDATION

We have considered the above principal factors and reasons and in particular, have taken into account the following factors in arriving at our opinion:

(i) the entering into the Continuing Connected Transactions is in the ordinary and usual course of business and in the interest of the Company and the Shareholders as a whole;

(ii) the terms and conditions of the Continuing Connected Transactions are on normal commercial terms, fair and reasonable and in the interest of the Company and the Shareholders as a whole; and

(iii) proposed annual caps of the Continuing Connected Transactions are fair and reasonable.

Having considered the above, we are of the view that the Continuing Connected Transactions are on normal commercial terms, in the ordinary and usual course of business, fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Accordingly, we recommend the Independent Board Committee to advise the Independent Shareholders and we recommend the Independent Shareholders to vote in favour of the resolutions, which will be proposed in the Extraordinary General Meeting to approve the Agreement and the relevant cap amounts in relation to the Continuing Connected Transactions.

Yours faithfully,
For and on behalf of
Platinum Securities Company Limited

Liu Chee Ming	**Ian Ramsay**	**Lenny Li**
Managing Director	*Director*	*Assistant Director*

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

(a) Directors' interests and short position

As at the Latest Practicable Date, none of the Directors, chief executive and supervisors and their respective associates had registered an interest or short positions in the shares of the Company or any of its associated corporations which would fall to be notified to the Company, pursuant to Divisions 7 and 8 of Part XV of the SFO or Section 352 of SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

(b) Particulars of Directors' and supervisors' Service Contracts

As at the Latest Practicable Date, no director or supervisor has a service contract with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

(c) As at the Latest Practicable Date

(i) none of the Directors had any direct or indirect interest in any assets which have been, since the date to which the latest published audited accounts of the Group were made up, acquired or disposed of by, or leased to the Company or any of its subsidiaries, or are proposed to be acquired or disposed of by, or leased to, the Company or any of its subsidiaries; and

(ii) none of the Directors was materially interested in any contract or arrangement entered into by the Company or any of its subsidiaries which contract or arrangement is subsisting at the date of this circular and which is significant in relation to the business of the Group.

(d) Directors' interests in competing businesses

As at the Latest Practicable Date, in so far as the Directors are aware, none of the Directors or their respective associates (as defined in the Listing Rules) had any interest in a business which competes or likely to compete with the business of the Group.

3. SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, according to the register of interests kept by the Company under section 336 of the SFO and so far as is known to the Directors, the following person and companies (other than the Directors or chief executive of the Company) had, or were deemed or taken to have an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or, was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other member of the Group or had any option in respect of such capital:

Name	Capacity and nature of interest	Number and Class of shares *(Note a)*	Approximate percentage in the same class of shares	Approximate percentage of issued share capital
China National Offshore Oil Corporation ("CNOOC")	Beneficial owner	2,460,468,000 (L)	83.11%	54.74%
Mirae Asset Global Investments (Hong Kong) Limited	Beneficial owner	142,746,000 (L) H shares	9.30%	3.17%
Fidelity International Limited	Interest in a controlled corporation	123,276,000 (L) H shares	8.03%	2.74%
Halbis Capital Management (Hong Kong) Limited	Beneficial owner	117,320,000 (L) H shares	7.64%	2.61%
Baring Asset Management Limited	Interest in a controlled corporation	79,882,000 (L) H shares	5.20%	1.78%

Notes:

(a) "L" denotes long position.

Save as disclosed above, as at the Latest Practicable Date, as far as the Company is aware of, there was no other person (other than any Director or the chief executive of the Company) who had any interests or short positions in the shares or underlying shares of the Company as recorded in the register required to be kept by the Company under Section 336 of the SFO.

Save as disclosed in this circular, none of the Directors or proposed directors is a director or employee of a company which has an interest in the Shares which would fall to be disclosed under the provisions of Divisions 2 and 3 of Part XV of the SFO.

4. INTEREST IN ASSETS

As at the Latest Practicable Date, none of the Directors had any interest, direct or indirect, in the promotion of, or in any assets which have been, within the two years immediately preceding the date of this circular, acquired or disposed of by or leased to any member of the Group.

5. LITIGATION

As at the Latest Practicable Date, no member of the Group was engaged in any litigation or claim of material importance and, so far as the Directors were aware, no litigation or claims of material importance were pending or threatened by or against any member of the Group.

6. MATERIAL ADVERSE CHANGE

Save as disclosed in this circular, the Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December, 2006, the date to which the latest published audited accounts of the company were made up.

7. EXPERT'S QUALIFICATION AND CONSENT

Platinum Securities has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter and references to its name in the form and context in which it appears.

The following is the qualification of the expert who has given its opinion or advice which is contained in this circular:

Name	Qualification
Platinum Securities	a licensed corporation to carry out Types 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO

As at the Latest Practicable Date, Platinum Securities did not have any direct or indirect interest in any asset which had been acquired, disposed of by, or leased to any member of the Group, or was proposed to be acquired, or disposed of by, or leased to any member of the Group, since 31 December 2006, the date to which the latest audited financial statements of the Group was made up; and was not beneficially interested in the share capital of any member of the Group and did not have any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

8. GENERAL

(a) The company secretary of the Company is Mr. Chen Weidong.

(b) Since the announcement made by the Company on 30 September 2004, the Company has not been successful in recruiting a suitable candidate for the position of Qualified Accountant as required by Rule 3.24 of the Listing Rules. Notwithstanding that no Qualified Accountant has been appointed, the accounting personnel of the Company possess appropriate accounting qualifications in the PRC and the Company has an internal audit department, which is assisted by the external auditor of the Company, which conduct periodical audits on the operations of the Company to ensure that the financial reporting standards and the internal control measures of the Company are met.

(c) The principle share register and transfer office of the Company is Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

(d) The English text of this circular will prevail over the Chinese text.

9. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the registered office of the Company during normal business hours from the date of this circular up to and including the date of the Extraordinary General Meeting:

(a) the articles of association of the Company;

(b) the letter from the Independent Board Committee to the Independent Shareholders, the text of which is set out on page 11 of this circular;

(c) the letter from Platinum Securities to the Independent Board Committee and the Independent Shareholders, the text of which is set out on pages 12 to 21 of this circular;

(d) the written consent from Platinum Securities referred to in the paragraph headed "Expert's Qualification and Consent" in this Appendix; and

(e) the Agreement.

COSL

中海油田服务股份有限公司
China Oilfield Services Limited

(Incorporated in the People's Republic of China as a joint stock limited liability company)
(Stock code: 2883)

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the shareholders of China Oilfield Services Limited (the "**Company**") will be held at 10:00 a.m. on Monday, 31 December 2007 at Room 504, CNOOC Plaza, No. 25 Chaoyangmen North Avenure, Dongcheng District, Beijing, the People's Republic of China, for the purpose of considering and, if thought fit, passing the following resolutions as ordinary resolutions of the Company:

ORDINARY RESOLUTIONS

"THAT

(a) the master agreement (the "**Agreement**") dated 7 November 2007 entered into between the Company and China National Offshore Oil Corporation ("**CNOOC**"), a copy of which is tabled at the meeting and marked "A" and initialled by the chairman of the meeting for identification purpose, pursuant to which, the Company and its subsidiaries (the "**Group**") and CNOOC and its subsidiaries (excluding the Group, the "**CNOOC Group**")) will enter into various transactions contemplated under the Agreement (the "**Continuing Connected Transactions**"), be and is hereby approved, ratified and confirmed;

(b) the entering into of the Oilfield Services (as defined in the circular of the Company dated 15 November 2007 (the "**Circular**")) between the Group and the CNOOC Group and the cap amounts in relation to the Oilfield Services for the three financial years ending 31 December 2010 as set out in the Circular, be and are hereby approved;

(c) the entering into of the Material and Utilities Services (as defined in the Circular) between the Group and the CNOOC Group and the cap amounts in relation to the Material and Utilities Services for the three financial years ending 31 December 2010 as set out in the Circular, be and are hereby approved;

(d) the entering into of the Property Services (as defined in the Circular) between the Group and the CNOOC Group and the cap amounts in relation to the Property Services for the three financial years ending 31 December 2010 as set out in the Circular, be and are hereby approved;

(e) any one director of the Company, or any two directors of the Company if the affixation of the common seal is necessary, be and is/are hereby authorised for and on behalf of the Company to execute all such other documents, instruments

and agreements and to do all such acts or things deemed by him/her to be incidental to, ancillary to or in connection with the matters contemplated in the Agreement."

Yours faithfully
By order of the Board
China Oilfield Services Limited
Chen Weidong
Company Secretary

15 November 2007

Notes:

(1) Holders of the Company's overseas listed foreign invested shares (in the form of H Shares ("H Shares")) whose names appear on the Company's register of members maintained by Computershare Hong Kong Investor Services Limited on 30 November 2007 are entitled to attend and vote at the Extraordinary General Meeting.

(2) Shareholders who intend to attend the Extraordinary General Meeting must complete and return the written replies for attending the Extraordinary General Meeting to the Company's Hong Kong office by facsimile or post no later than 11 December 2007:

Address:	65/F., Bank of China Tower 1 Garden Road, Hong Kong
Tel:	(852) 2213 2502
Fax:	(852) 2525 9322

(3) Each Shareholder who has the right to attend and vote at the Extraordinary General Meeting is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf. Where a Shareholder has appointed more than one proxy to attend the Extraordinary General Meeting, such proxies may only vote on a poll or a ballot. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorized in writing. In the case that an appointer is a legal person, the power of attorney must be either under the common seal of the legal person or under the hand of its director or other person, duly authorized. If the instrument appointing a proxy is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified. The power of attorney or other documents of authorization and proxy forms must be delivered to the Company's Hong Kong office at 65/F., Bank of China Tower, 1 Garden Road, Hong Kong, no less than 24 hours before the time appointed for the holding of the Extraordinary General Meeting in order for such documents to be valid.

(4) The Company's register of members will be closed from 30 November 2007 to 30 December 2007 (both days inclusive), during which time no transfer of Shares will be registered. Transferees of H Shares who wish to attend the Extraordinary General Meeting must deliver their duly stamped instruments of transfer, accompanied by the relevant Share certificates, to Computershare Hong Kong Investor Services Limited by no later than 4:00 p.m. on 29 November 2007 for completion of the registration of the relevant transfer in accordance with the Articles of Association of the Company.

Computershare Hong Kong Investor Services Limited's address is as follows:

46/F., Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

(5) Shareholders or their proxies must present proof of their identities upon attending the Extraordinary General Meeting. Should a proxy be appointed, the proxy must also present copies of his/her proxy form, or copies of appointing instrument and power of attorney, if applicable.

(6) Shareholders or their proxies attending the Extraordinary General Meeting are responsible for their own transportation and accommodation expenses.

As at the date of this notice, the executive directors of the Company are Mr. Yuan Guangyu and Mr. Li Yong; the non-executive directors of the Company are Mr. Fu Chengyu and Mr. Wu Mengfei; and the independent non-executive directors of the Company are Mr. Andrew Y. Yan, Mr. Gordon C.K. Kwong and Mr. Simon X. Jiang.

END